March 17, 2017

Cardinal Energy Group, Inc.

Mr. Timothy Crawford, CEO

2665 Fairfax Drive

Upper Arlington, Ohio 43220

Dear Mr. Crawford:

Thank you for the opportunity to serve you and Cardinal Energy Group, Inc. as a member of your Board of Directors and as your part-time Chief Financial Officer.

As you know I turned 70 years old in February and last year marked my 47th year in the oil and gas industry. It is now time that I devote my full energies to my family, including ten grandchildren and my volunteer work with our nation’s military veterans.

At this time with the Company in the midst of a critical capital restructuring it is essential that Cardinal Energy Group and its key stakeholders be served by a full time Chief Financial Officer. Unfortunately, I cannot dedicate the resources necessary to be a truly effective member of the daily management team and must step down from my position as your Chief Financial Officer effective with the close of business today, March 17, 2017.

I commend and support your vision of building an environmentally responsible oil and gas company by doing things “the correct way”. I also believe that the pending close of the acquisition of EOI Eagle Operating, Inc. and the addition of Paul Carlisle to the management team will position Cardinal to take advantage of the many opportunities to develop and monetize oil and gas leases throughout the Central Texas area to the benefit of the shareholders of Cardinal Energy Group.

I will continue to serve on the Board of Directors of Cardinal Energy Group. In addition, I plan to maintain my stock holdings in the Company and will be available to consult on accounting, financial reporting and other matters vital to the Company. Once again, thank you for the opportunity to be of service. I wish you and all the members of the Cardinal team continued success in all your endeavors.

Very truly yours,

John R. Jordan